SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/ME No. 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 7, 2021

I.	Date, Time and Place: May 7, 2021, at 2pm, at Gol Linhas Aéreas Inteligentes S.A. (“Company”), exclusively digital, considered as Praça Comandante Linneu Gomes, S/N, Portaria 3, in the Meeting Room of the Board of Directors, Jardim Aeroporto, Zip Code 04626-020, in the city and state of São Paulo

II.	Calling and Attendance: Waived given the attendance of all members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Anna Luiza Serwy Constantino, Antonio Kandir, André Béla Jánszky, Germán Pasquale Quiroga Vilardo and Philipp Schiemer.

III.	Presiding Board: Mr. Constantino de Oliveira Junior was the chairman of the meeting, and invited Ms. Ana Beatriz M. P. de Almeida Lobo to act as secretary of the meeting.

IV.	Agenda: Resolve upon the ratification of the resolution that have approved the merger of the shares issued by SMILES Fidelidade S.A. by GOL Linhas Aéreas S.A. and, in a subsequent act, the incorporation of the shares issued by GOL Linhas Aéreas S.A. by the Company, as determined by the Company's Extraordinary General Meeting of March 24, 2021 ("Reorganization"), and take notice of the eventual withdrawal rights exercised by shareholders of the Company.

V.	Resolutions: Once the attendance quorum was verified and the present meeting was validly installed, the work was opened. In view of the information transmitted by Itaú Corretora de Valores S.A., the financial institution responsible for the bookkeeping of the shares issued by the Company, the following was unanimously approved:

(i)	Inform that shareholders holding 176 preferred shares issued by the Company have exercised their respective right to withdraw, due to the approval of the Reorganization, at the Extraordinary General Meeting of the Company held on March 24, 2021. Mentioned withdrawal will not result in payment to the dissenting shareholders of the Company, since the reimbursement amount is negative; and

(ii)	Authorize the Company's Investor Relations Officer to determine and disclose to the market the consummation date of the Reorganization, as well as take all other measures necessary for the implementation and conclusion of the Reorganization.

VI.	Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it and, since nobody did so, the meeting was suspended for the time necessary for these minutes to be drawn-up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees.

VII.	Signatures: Presiding Board: Constantino de Oliveira Junior, as chairman; Ana Beatriz M. P. de Almeida Lobo, as secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Anna Luiza Serwy Constantino, Antonio Kandir, André Béla Jánszky, Germán Pasquale Quiroga Vilardo and Philipp Schiemer.

I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, May 7, 2021.

Constantino de Oliveira Junior	Ana Beatriz M. P. de Almeida Lobo
Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer